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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                        SCHEDULE 13D (AMENDMENT NO. 1)

                            ATC GROUP SERVICES INC.
                           (Name of Subject Company)

                               ACQUISITION CORP.

                          ACQUISITION HOLDINGS, INC.
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  0000020671
                     (CUSIP Number of Class of Securities)

                             STEVEN N. HUTCHINSON
                          ACQUISITION HOLDINGS, INC.
                        C/O WEISS, PECK & GREER, L.L.C.
                              ONE NEW YORK PLAZA
                           NEW YORK, NEW YORK 10004
                                (212) 908-9500
         (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                               ----------------

                                   Copy To:

                           DENNIS J. FRIEDMAN, ESQ.
                              DAVID M. WILF, ESQ.
                            CHADBOURNE & PARKE LLP
                             30 ROCKEFELLER PLAZA
                              NEW YORK, NY 10112
                                (212) 408-5100

                           CALCULATION OF FILING FEE


         TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
         ----------------------                           --------------------
              $117,247,008                                     $23,449.40


* Based on the offer to purchase all outstanding shares of Common Stock of the Subject Company at $12.00 cash per share. As of November 12, 1997, as reported to the Offeror by the Subject Company, the number of shares of Common Stock issued and outstanding was 7,930,107, the number of shares of Common Stock reserved for issuance upon the exercise of outstanding options to purchase shares of Common Stock was 750,070 and the number of shares of Common Stock issuable upon the exercise of certain outstanding warrants was 1,090,407.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: N/A             Filing Party:  N/A

      Form or Registration No.: N/A              Date filed: N/A

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  This statement relates to a tender offer by Acquisition Corp., a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of Acquisition Holdings, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), of ATC Group Services Inc., a Delaware corporation (the "Company"), at a purchase price of $12.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference, and constitutes Amendment Number 1 to the Schedule 13D filed by the Offeror on October 28, 1997 with respect to the beneficial acquisition of securities of the same class referred to in Item 1 of this statement. Parent has been formed in connection with the Offer and the transactions contemplated thereby, and is currently wholly owned by WPG Corporate Development Associates V, L.P., a Delaware limited partnership (the "WPG Fund"). An affiliate of the WPG Fund, WPG Corporate Development Associates V (Overseas), L.P., a Cayman Islands exempted limited partnership (the "WPG Overseas Fund") will, on or prior to the Merger referred to below, acquire approximately 20% of the equity capital of Parent. The Offeror is wholly owned by the Parent.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is ATC Group Services Inc., a Delaware Corporation, and the address of its principal executive offices is 104 East 25th Street, 10th Floor, New York, New York 10010.

  (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)--(d); (g) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the WPG Fund, the WPG Overseas Fund, Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e)--(f) None of the Offeror, Parent, the WPG Fund, the WPG Overseas Fund, WPG Private Equity Partners II, L.L.C., a Delaware limited liability company (the sole general partner of the WPG Fund), WPG Private Equity Partners II (Overseas), L.L.C., a Delaware limited liability company, WPG CDA V (Overseas), Ltd., a Cayman Islands exempted company (the two general partners of the WPG Overseas Fund), or, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the WPG Fund, the WPG Overseas Fund, Parent and the Offeror") and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)--(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)--(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), Section 13 ("The Merger Agreement") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

  (f)--(g) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)--(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the WPG Fund, the WPG Overseas Fund, Parent and the Offeror") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning the WPG Fund, Parent and the Offeror"), Section 10 ("Source and Amount of Funds") and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the WPG Fund, the WPG Overseas Fund, Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the WPG Fund, WPG Overseas Fund, Parent and the Offeror") and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

  (b)--(c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated December 4, 1997.

    (a)(2) Letter of Transmittal with respect to the Shares.

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    (a)(3) Letter, dated December 4, 1997, from BT Alex. Brown Incorporated, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(4) Letter to be sent by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.

    (a)(5) Notice of Guaranteed Delivery.

    (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Press Release issued by the Company on October 17, 1997.

    (a)(8) Press Release issued by the Company and Weiss, Peck & Greer, L.L.C., dated November 28, 1997.

    (b)(1) Highly Confident Letter, dated November 25, 1997, from BT Alex. Brown Incorporated.

    (b)(2) Commitment Letter, dated November 26, 1997, from Bankers Trust
  Company.

    (c)(1) Agreement and Plan of Merger, dated as of November 26, 1997, among the Parent, the Offeror and the Company.

    (c)(2) Stockholders Agreement, dated as of October 17, 1997, among the Parent and George Rubin and Morry F. Rubin.

    (c)(3) Form of Severance, Consulting and Non-Competition Agreement between the Company and George Rubin.

    (c)(4) Form of Severance, Consulting and Non-Competition Agreement between the Company and Morry F. Rubin.

    (d)None.

    (e)Not applicable.

    (f)None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: December 4, 1997

                                          WPG CORPORATE DEVELOPMENT ASSOCIATES
                                           V, L.P.



                                      By:  WPG PRIVATE EQUITY PARTNERS II,
                                            L.L.C.
                                      Title: General Partner


                                                 /s/ Steven N. Hutchinson
                                          By: _________________________________
                                            NAME: STEVEN N. HUTCHINSON
                                            Title:Managing Member


                                          ACQUISITION CORP.

                                                 /s/ Steven N. Hutchinson
                                          By: _________________________________
                                            NAME: STEVEN N. HUTCHINSON
                                            Title:Director and President

                                 EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated December 4, 1997.
     (a)(2) Letter of Transmittal with respect to the Shares.
     (a)(3) Letter, dated December 4, 1997, from BT Alex. Brown Incorporated, as Dealer Manager, to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.
     (a)(4) Letter to be sent by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees to their Clients.
     (a)(5) Notice of Guaranteed Delivery.
     (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7) Press Release issued by the Company on October 17, 1997.
     (a)(8) Press Release issued by the Company and Weiss, Peck & Greer,
            L.L.C., dated November 28, 1997.
     (b)(1) Highly Confident Letter, dated November 25, 1997, from BT Alex.
            Brown Incorporated.
     (b)(2) Commitment Letter, dated November 26, 1997, from Bankers Trust
            Company.
     (c)(1) Agreement and Plan of Merger, dated as of November 26, 1997, among the Parent, the Offeror and the Company.
     (c)(2) Stockholders Agreement, dated as of October 17, 1997, among the
            Parent and George Rubin and Morry F. Rubin.
     (c)(3) Form of Severance, Consulting and Non-Competition Agreement between the Company and George Rubin.
     (c)(4) Form of Severance, Consulting and Non-Competition Agreement between the Company and Morry F. Rubin.
     (d)    None.
     (e)    Not applicable.
     (f)    None.